Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the inclusion of our report dated March 18, 2010 (except for the disclosure of cash paid for interest on the consolidated statement of cash flows for the year ended December 31, 2009, and Note 2 as to which the date is March 31, 2010) with respect to the consolidated financial statements and schedules of Diversey Holdings, Inc., and our report dated March 18, 2010 with respect to the effectiveness of internal control over financial reporting of Diversey Holdings, Inc., in the Registration Statement on Form S-4 and the related Prospectus of Diversey Holdings, Inc., dated April 2, 2010.

/s/ Ernst & Young LLP

Chicago, Illinois

April 2, 2010